UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

January 30, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Further to the Registrant's report on Form 6-K, as furnished on December 27, 2011, in connection with the entry into the second amendment to the Standby Equity Purchase Agreement (the "SEDA"), dated April 16, 2011, between the Company and YA Global Investments L.P. (the "SEDA Amendment"), the Registrant hereby announces that, in connection with the shelf offering report, as published by the Registrant earlier today in Israel, the Registrant withdrew an amendment to its shelf prospectus in Israel addressing, among others, the SEDA Amendment (such amendment was previously filed with the Israeli Securities Authority on a confidential basis).

Following the completion of the offering in Israel, the Registrant intends to re-file with the Israeli Securities Authority the amendment to its shelf prospectus in Israel.

The securities offered under the shelf offering report in Israel will not be registered under the U.S. Securities Act of 1933, as amended, and cannot be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer